

UNITED STATES
SECURITIES AND EXCHANGE C
Washington, D.C. 20549



11019256

ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8-65348

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/10___AND ENDING ___12/31/10___
                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OFFICIAL USE ONLY
MARBLEHEAD TRADING GROUP, LLC

                                                   FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
14 VANDERVENTER AVENUE, SUITE 201

                                  (No. and Street)

PORT WASHINGTON	**NY**	**11050**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MACE BLICKSILVER   **(516) 767-8060**
                                                        (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
      CITRIN COOPERMAN & COMPANY, LLP
                           (Name - if individual, state last. first. middle name)

529 FIFTH AVENUE	**NEW YORK**	**NY**	**10017**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)   Potential persons who are to respond to the collection of information
                                 contained in this form are not required to respond unless the form
                                   displays a currently valid OMS control number.





MARBLEHEAD TRADING GROUP, LLC
(A Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

MARBLEHEAD TRADING GROUP, LLC
(A Limited Liability Company)
DECEMBER 31, 2010

TABLE OF CONTENTS



CITRINCOOPERMAN

Attest & Assurance | Tax Compliance & Research | Specialty & Consulting

INDEPENDENT AUDITORS' REPORT

To the Member
Marblehead Trading Group, LLC
New York, NY

We have audited the accompanying statement of financial condition of Marblehead Trading Group, LLC (the "Company") as of December 31, 2010, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Marblehead Trading Group, LLC as of December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

CERTIFIED PUBLIC ACCOUNTANTS

February 24, 2011

CITRIN COOPERMAN & COMPANY, LLP
529 FIFTH AVENUE NEW YORK, NY 10017 | TEL 212.697.1000 | FAX 212.697.1004   CITRINCOOPERMAN.COM

AN INDEPENDENT FIRM ASSOCIATED WITH MOORE STEPHENS

MARBLEHEAD TRADING GROUP, LLC
(A Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS

Cash and cash equivalents	$	13,056
Due from clearing broker		4,546,972
Furniture, fixtures and equipment, net of accumulated depreciation of $8,846		5,678
Other assets		10,000
TOTAL ASSETS	$	4,575,706

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	12,423
Commitments and contingencies (Note 6)		
Member's equity		4,563,283
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	4,575,706

See accompanying notes to statement of financial condition.

NOTE 1.   **ORGANIZATION AND NATURE OF OPERATIONS**

Marblehead Trading Group, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is wholly owned by Marblehead Partners, L.P. (the "Member") and was organized for the purpose of trading in securities and options for its own account as well as trading in securities transactions executed on an agency basis on behalf of others. The Company does not trade for any customer accounts.

NOTE 2.   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Financial Instruments

In the normal course of business, the Company has short positions and also utilizes derivative financial instruments in connection with its proprietary trading activities. These instruments include, but are not limited to, options. Risk arises from the potential inability of counterparties or exchanges to perform under the terms of the contracts (credit risk) and from changes in values of securities (market risk). Derivative transactions are subject to varying degrees of market and credit risk. The Company records its derivative activities at market or fair value. Gains and losses from derivative financial instruments are included in "net loss from trading in securities" in the statement of operations.

Cash and Cash Equivalents

The Company maintains its cash balances with various financial institutions and considers money market accounts to be cash equivalents. Management monitors the financial condition of such financial institutions.

Revenue and Expense Recognition from Securities Transactions

Securities transactions are accounted for on a trade-date basis. Dividend income and dividends paid on short sales are recorded on the ex-dividend date; interest is recognized on the accrual basis. Net gain or loss from trading in securities consists primarily of net realized gains or losses because of the Company's active trading style.

Use of Estimates

The preparation of a statement of financial condition in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Fair Value Measurements

GAAP establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). Categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs

NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair Value Measurements (Continued)

and minimize the use of unobservable inputs. Under the standard, fair value is defined as the exit price, or the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date.

The three levels of the fair value hierarchy under GAAP are described as follows:

Level 1 inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and, inputs which are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Income Taxes

As a single-member limited liability company, the Company is treated as a disregarded entity for tax purposes. The Member reports the Company's income or loss on its income tax return. Each partner of the Member is responsible for reporting income or loss based on the partner's respective share of the Member's revenues and expenses, including those of the Company. For this reason, the Company records no provision for income taxes in the accompanying statement of financial condition. With few exceptions, the Member is no longer subject to local income tax examinations by tax authorities for years before 2007.

Uncertain Tax Positions

The Company recognizes and measures its unrecognized tax benefits in accordance with GAAP. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

NOTE 3. **NET CAPITAL REQUIREMENTS**

The Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. At December 31, 2010, the Company had net capital of approximately $4,548,000, which exceeded the Company's minimum net capital requirement of $100,000.

NOTE 4. **CLEARING BROKER ACTIVITIES**

From time to time, there will be amounts due to the clearing broker. These amounts are collateralized by securities owned. At times, the clearing broker may hold cash that is due to the Company. In those circumstances, "amounts due from clearing broker" represents funds held by a broker pending reinvestment, proceeds from securities sold short, and amounts due for unsettled trades. These amounts are essentially restricted when and to the extent they serve as deposits for securities sold short.

From time to time, the Company will hold positions of securities sold but not yet purchased. Securities sold, not yet purchased are recorded as liabilities in the statement of financial condition and have market risk to the extent that the Company, in satisfying its obligation, may have to purchase securities at a higher value than that recorded in the statement of financial condition. The value of securities sold short is also collateralized by the Company's investment in certain marketable securities.

In the normal course of business, all of the Company's securities transactions, money balances and security positions are transacted with a broker. The Company is subject to credit risk to the extent any broker with whom it conducts business may be unable to fulfill contractual obligations on its behalf. The Member monitors the financial condition of such brokers and does not anticipate any losses from these counterparties.

NOTE 5. **JOINT BACK OFFICE**

The Company has a Joint Back Office ("JBO") clearing agreement with Goldman Sachs Execution & Clearing, L.P. ("GSEC"). The agreement allows JBO clearing agreement participants to receive favorable margin treatment as compared to the full customer margin requirements of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System. As part of this agreement, the Company is required to maintain a minimum liquidating equity (as defined) with GSEC of at least $1,000,000.

NOTE 6. **CONCENTRATION OF CREDIT RISK**

The Company maintains a substantial portion of the its assets at its clearing broker GSEC.